Exhibit 7.16

Execution Version

CONTRIBUTION AGREEMENT

This CONTRIBUTION AGREEMENT (this “Agreement”) is made and entered into as of October 17, 2013 by and among BCP (Singapore) VI Cayman Acquisition Co. Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and certain shareholders of Pactera Technology International Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), listed on Schedule A (each, a “Rollover Shareholder” and collectively, the “Rollover Shareholders”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement (defined below).

RECITALS

WHEREAS, concurrently herewith, Parent, BCP (Singapore) VI Cayman Financing Co. Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Midco”), BCP (Singapore) VI Cayman Merger Co. Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”) and the Company are entering into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger”);

WHEREAS, as of the date hereof, each Rollover Shareholder is the “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of, as applicable, (i) such ordinary shares, par value $0.00139482 per share, of the Company, including shares represented by American Depositary Shares (the “Shares,” with respect to Shares to be contributed to Parent pursuant to this Agreement by the Rollover Shareholders, the “Rollover Shares”), (ii) such Company Options, (iii) such Company Restricted Shares, and (iv) such Company Restricted Share Units as set forth opposite such Rollover Shareholder’s name on Schedule A;

WHEREAS, in connection with the consummation of the transactions contemplated by the Merger Agreement, the Rollover Shareholders as a group desire to contribute at least 85% of their aggregate Shares to Parent in exchange for newly issued shares of Parent, par value $0.01 per share (the “Parent Shares”);

WHEREAS, in connection with the consummation of the transactions contemplated by the Merger Agreement, the Rollover Shareholders as a group desire to roll over at least 85% of the aggregate number of their Company Restricted Shares, Company Restricted Share Units and Company Options into a right to receive substituted awards of Parent pursuant to the Merger Agreement;

WHEREAS, concurrently herewith, certain other shareholders of the Company (“GGV Rollover Shareholders”) and Parent are entering into another contribution agreement (the “GGV Contribution Agreement”), under which GGV Rollover Shareholders agree to contribute their Shares to Parent in exchange for certain Parent Shares;

WHEREAS, in order to induce Parent, Midco and Merger Sub to enter into the Merger Agreement and induce GGV Rollover Shareholders to enter into the GGV Contribution

Agreement and consummate the transactions contemplated thereby, including the Merger, the Rollover Shareholders are entering into this Agreement; and

WHEREAS, the Rollover Shareholders acknowledge that Parent, Midco and Merger Sub are entering into the Merger Agreement and GGV Rollover Shareholders are entering into the GGV Contribution Agreement in reliance on the representations, warranties, covenants and other agreements of the Rollover Shareholders set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent and the Rollover Shareholders hereby agree as follows:

1.                                      Contribution of Rollover Shares by Rollover Shareholders to Parent.  Subject to the terms and conditions set forth herein, immediately prior to the Closing and (save as described in Section 5 below) without further action by the Rollover Shareholders, all of the Rollover Shareholders’ right, title and interest in and to the Shares listed on Schedule A, other than the Exempted Shares (as defined below), shall be contributed, assigned, transferred and delivered to Parent.

2.                                      Issuance of Parent Shares. In consideration for the contribution, assignment, transfer and delivery of the Rollover Shares to Parent pursuant to Section 1 of this Agreement, Parent shall issue Parent Shares on a one-for-one basis.  The Parent Shares will be allocated among the Rollover Shareholders in a manner consistent with the contribution of the Rollover Shares by each of the Rollover Shareholders and will be issued in the name of such Rollover Shareholder (or, if designated by such Rollover Shareholder, in the name of an affiliate controlled by such Rollover Shareholder) at the Contribution Closing (as defined below).  Each Rollover Shareholder hereby acknowledges and agrees that (a) the value of the Parent Shares issued to such Rollover Shareholder is equal to (x) the total number of the Rollover Shares contributed by such Rollover Shareholder multiplied by (y) the Merger Consideration under the Merger Agreement, (b) delivery of such Parent Shares shall constitute complete satisfaction of all obligations towards or sums due to such Rollover Shareholder by Parent with respect to the applicable Rollover Shares, and (c) on receipt of such Parent Shares, such Rollover Shareholder shall have no right to any other consideration with respect to the Rollover Shares contributed to Parent by such Rollover Shareholder.  All Parent Shares issued by Parent at or around the Contribution Closing shall be issued to the Rollover Shareholders and other equity investors in Parent pro rata in an amount proportionate to the relative total amounts of (i) the value of the Rollover Shares (based on the per Share Merger Consideration) rolled-over by the Rollover Shareholders, (ii) the value of other rollover Shares (based on the per Share Merger Consideration) rolled-over by GGV Rollover Shareholders, and (iii) the amount of cash equity contributed by such other equity investors.

3.                                      Rollover of Company Share Awards.

(a)                                 The Rollover Shareholders hereby agree to (i) immediately prior to the Closing, roll over at least 85% of the aggregate number of their Company Restricted Shares,

Company Restricted Share Units and Company Options into a right to receive substituted awards of Parent pursuant to the Merger Agreement, and (ii) promptly take any additional action as may be necessary or desirable to effectuate the rollover transactions contemplated hereby.

(b)                                 Parent and the Rollover Shareholder Representative ( as defined below) have jointly developed a preliminary plan as described in Schedule B to implement the treatment of the equity awards of the Rollover Shareholders and other employees of the Company pursuant to Section 3 of this Agreement and Sections 3.01 and 3.04 of the Merger Agreement.  Each of Parent and the Rollover Shareholder Representative agrees that in the course of finalizing the terms of such treatment, they shall not deviate from the preliminary plan in any material respect and they shall consult with each other in good faith in finalizing and implementing such plan.

4.                                      Closing.  Subject to (i) the satisfaction in full (or waiver) of all of the conditions set forth in Article VIII of the Merger Agreement (other than conditions that by their nature are to be satisfied at the Closing) and (ii) the concurrent consummation of the transactions contemplated in the Equity Commitment Letter and the GGV Contribution Agreement, the closing of the contribution and exchange contemplated hereby (the “Contribution Closing”) shall take place no later than one (1) Business Day prior to the Closing.

5.                                      Deposit of Rollover Shares.  No later than three (3) Business Days prior to the Contribution Closing, the Rollover Shareholders and any agent of the Rollover Shareholders shall deliver or cause to be delivered to Parent, for disposition in accordance with the terms hereof, (a) duly executed instruments of transfer of the Rollover Shares to Parent or as Parent may direct in writing, in form reasonably acceptable to Parent, and (b) share certificates, if any, representing the Rollover Shares (the “Rollover Shares Documents”).  The Rollover Shares Documents shall be held by Parent or any agent authorized by Parent until the Contribution Closing.

6.                                      Irrevocable Election.

(a)                                 The execution of this Agreement by the Rollover Shareholders evidences, subject to Section 12 and the proviso in Section 13(o), the irrevocable election and agreement by the Rollover Shareholders to contribute their respective Rollover Shares in exchange for Parent Shares at the Contribution Closing on the terms and conditions set forth herein.  In furtherance of the foregoing, each Rollover Shareholder covenants and agrees, severally and not jointly, that from the date hereof until any termination of this Agreement pursuant to Section 12, such Rollover Shareholder shall not, directly or indirectly, (i) sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to sell or otherwise transfer or dispose of, an interest in any Rollover Shares (“Transfer”) or permit the Transfer by any of his or her Affiliates of an interest in any Rollover Shares, in each case, except as expressly contemplated under this Agreement, the Merger Agreement and the Consortium Agreement, (ii) enter into any contract, option or other arrangement or understanding with respect to a Transfer or limitation on voting rights of any of the Rollover Shares, or any right, title or interest thereto or therein, (iii) deposit any Rollover Shares into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any Rollover Shares (other than the Voting Agreement and the Consortium Agreement), or (iv) take any action that could reasonably be expected to have the effect of preventing, disabling or delaying such Rollover Shareholder from performing his or her obligations under this Agreement.  Any purported Transfer in violation of this paragraph shall be null and void.

(b)                                 Each Rollover Shareholder covenants and agrees, severally and not jointly, that such Rollover Shareholder shall promptly (and in any event within 48 hours) notify Parent of any new Shares with respect to which beneficial ownership is acquired by such Rollover Shareholder, including, without limitation, by purchase, as a result of a share dividend, share split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities of the Company, if any, after the date hereof. Any such Shares, other than the Exempted Shares (as defined below), shall automatically become subject to the terms of this Agreement as Rollover Shares, and Schedule A shall be deemed amended accordingly.

(c)                                  Each Rollover Shareholder hereby irrevocably appoints Mr. Loh Tiak Koon as the representative of such Rollover Shareholder (the “Rollover Shareholder Representative”) to act on behalf of such Rollover Shareholder in respect of all matters arising from or in connection with this Agreement and the transactions contemplated hereby and by the Consortium Agreement and the Merger Agreement, including engaging in discussions and negotiations with Parent or any other Person, determining the terms thereof and executing all such documents necessary or appropriate in conjunction therewith, provided, that the Rollover Shareholder Representative shall consult in good faith with the Rollover Shareholders in making decisions under this Agreement in his capacity as the Rollover Shareholder Representative; provided further, that the Rollover Shareholder Representative shall not have any liability to any party or other person for any breach of this Agreement by any other Rollover Shareholder.

(d)                                 Parent may permit any additional shareholders to roll over their Shares with the consent of the Rollover Shareholder Representative, which consent shall not be unreasonably withheld or delayed.  Any such additional shareholder shall, as determined by Parent, execute a Joinder Agreement in the form and substance attached hereto as Exhibit A for such additional shareholder to become a Rollover Shareholder and a party to this Agreement.

7.                                      Exempted Shares.  Notwithstanding anything to the contrary in this Agreement, the Rollover Shareholders listed in Schedule A as a group may elect not to contribute up to 15% of the aggregate Shares (the “Exempted Shares”) held by such Rollover Shareholders and their Affiliates and may allocate such non-contributed Shares among themselves and their Affiliates.  The Exempted Shares shall not constitute Rollover Shares.

8.                                      Representations and Warranties of the Rollover Shareholders.  In consideration of Parent accepting the Rollover Shares, each Rollover Shareholder makes the following representations and warranties, severally and not jointly, to Parent, each and all of which shall be true and correct as of the date of this Agreement and as of the Contribution Closing, and shall survive the execution and delivery of this Agreement:

(a)                                 Ownership of Shares. Such Rollover Shareholder is the beneficial owner of, and has good and valid title to, the Rollover Shares, free and clear of Encumbrances other than as created by this Agreement, the Voting Agreement and the Consortium Agreement. Such

Rollover Shareholder has sole voting power, sole power of disposition, sole power to demand dissenter’s rights (if applicable) and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Rollover Shares, with no limitations, qualifications, or restrictions on such rights, subject to applicable United States federal securities Laws, Laws of the Cayman Islands and the terms of this Agreement, the Voting Agreement and the Consortium Agreement.  As of the date hereof, other than the Shares, Company Options, Company Restricted Shares and Company Restricted Share Units listed on Schedule A hereof, such Rollover Shareholder does not own, beneficially or of record, any securities of the Company and any direct or indirect interest in any such securities (including by way of derivative securities).  The Rollover Shares are not subject to any voting trust agreement or other Contract to which such Rollover Shareholder is a party restricting or otherwise relating to the voting or Transfer of the Rollover Shares other than this Agreement, the Voting Agreement or the Consortium Agreement. Such Rollover Shareholder has not appointed or granted any proxy or power of attorney that is still in effect with respect to any Rollover Shares, except as contemplated by this Agreement or the Voting Agreement.

(b)                                 Organization, Standing and Authority.  Each such Rollover Shareholder has all requisite power and authority to execute and deliver this Agreement and to perform his or her obligations hereunder, with no limitations, qualifications or restrictions on such power, subject to applicable securities laws and the terms of this Agreement. This Agreement has been duly and validly executed and delivered by such Rollover Shareholder and, assuming due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of such Rollover Shareholder, enforceable against such Rollover Shareholder in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at Law).  If such Rollover Shareholder is married, and any of the Rollover Shares of such Rollover Shareholder constitute community property or common property or otherwise need spousal or other approval for this Agreement to be legal, valid and binding, this Agreement has been duly and validly executed and delivered by such Rollover Shareholder’s spouse and, assuming due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of such Rollover Shareholder’s spouse, enforceable against such Rollover Shareholder’s spouse in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at Law).

(c)                                  Consents and Approvals; No Violations. Except for the applicable requirements of the Exchange Act, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of such Rollover Shareholder for the execution, delivery and performance of this Agreement by such Rollover Shareholder or the consummation by such Rollover Shareholder of the transactions contemplated hereby; and (ii) neither the execution, delivery or performance of this Agreement by such Rollover Shareholder nor the consummation by such Rollover Shareholder of the transactions contemplated hereby, nor compliance by such Rollover Shareholder with any of the provisions hereof shall (A) require the consent or approval of any other Person pursuant to any agreement, obligation or instrument binding on such Rollover Shareholder or his or her properties or assets, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on property or assets of such Rollover Shareholder pursuant to any Contract to which such Rollover Shareholder is a party or by which such Rollover Shareholder or any property or asset of such Rollover Shareholder is bound or affected, or (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to such Rollover Shareholder or any of such Rollover Shareholder’s properties or assets.  Except for otherwise specifically disclosed by such Rollover Shareholder in writing, (i) such Rollover Shareholder who is a “PRC domestic resident” (as set forth in the SAFE Circular 75 Rules and Regulations) and subject to any of the registration or reporting requirements of the SAFE Circular 75 Rules and Regulations, has complied with such reporting and/or registration requirements under the SAFE Circular 75 Rules and Regulations with respect to its investment in the Company; and (ii) such Rollover Shareholder who has an employment or service relationship with the PRC Subsidiaries (as set forth in the SAFE Share Incentive Rules and Regulations) and is subject to any of the registration or reporting requirements under the SAFE Share Incentive Rules and Regulations, has entrusted certain PRC Subsidiary to handle the relevant registration and reporting requirements, and both the entrusted PRC Subsidiary and such Rollover Shareholder have complied with such reporting and/or registration requirements under the SAFE Share Incentive Rules and Regulations with respect to the entitlement under the Company Share Incentive Plans.

(d)                                 No Litigation.  There is no action, suit, investigation, complaint or other proceeding pending against any such Rollover Shareholder or, to the knowledge of such Rollover Shareholder, any other Person or, to the knowledge of such Rollover Shareholder, threatened against any Rollover Shareholder or any other Person that restricts or prohibits (or, if successful, would restrict or prohibit) the performance by such Rollover Shareholder of his or her obligations under this Agreement.

(e)                                  Reliance.  Such Rollover Shareholder understands and acknowledges that Parent, Midco and Merger Sub are entering into the Merger Agreement and GGV Rollover Shareholders are entering into the GGV Contribution Agreement in reliance upon such Rollover Shareholder’s execution and delivery of this Agreement and the representations and warranties of such Rollover Shareholder contained herein.

(f)                                   Receipt of Information.  Such Rollover Shareholder has been afforded the opportunity to ask such questions as he or she has deemed necessary of, and to receive answers from, representatives of Parent concerning the terms and conditions of the transactions contemplated hereby and the merits and risks of owning the Parent Shares. Such Rollover Shareholder acknowledges that he or she has been advised to discuss with his or her own counsel the meaning and legal consequences of such Rollover Shareholder’s representations and warranties in this Agreement and the transactions contemplated hereby.

9.                                      Representations and Warranties of Parent.  Parent represents and warrants to each Rollover Shareholder that:

(a)                                 Organization, Standing and Authority.  Parent is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by Parent and, assuming due authorization, execution and delivery by the Rollover Shareholders (subject to the proviso in Section 13(o)), constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at Law).

(b)                                 Consents and Approvals; No Violations.  Except for the applicable requirements of the Exchange Act and Laws of the Cayman Islands, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of Parent for the execution, delivery and performance of this Agreement by Parent or the consummation by Parent of the transactions contemplated hereby; and (ii) neither the execution, delivery or performance of this Agreement by Parent nor the consummation by Parent of the transactions contemplated hereby nor compliance by Parent with any of the provisions hereof shall (A) require the consent or approval of any other Person pursuant to any agreement, obligation or instrument binding on Parent or its properties or assets, (B) conflict with or violate any provision of the organizational documents of Parent, (C) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on such property or asset of Parent pursuant to, any Contract to which Parent is a party or by which such Parent or any property or asset of Parent is bound or affected, or (D) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or any of Parent’s properties or assets.

(c)                                  Issuance of Parent Shares.  Parent has only one class of shares and the Rollover Shareholders, the GGV Rollover Shareholders and other shareholders of Parent will receive the same class of the Parent Shares at or around the Contribution Closing.  The Parent Shares will be duly authorized, validly issued, fully paid and nonassessable, and free and clear of all Encumbrances, preemptive rights, rights of first refusal, subscription and similar rights (other than those arising under any agreements entered into at the Contribution Closing by all of the Rollover Shareholders) when issued.

(d)                                 Reliance.  Parent understands and acknowledges that the Rollover Shareholders are entering into this Agreement in reliance upon other Buyer Group Parties (other than the Rollover Shareholders) entering into other Buyer Group Contracts.

(e)                                  Buyer Group Contracts.  Parent has delivered to the Rollover Shareholder Representative a true, correct and complete copy of each of the Buyer Group Contracts, and Parent and its Affiliates will not enter into any Buyer Group Contracts after the date hereof without the prior consent of the Rollover Shareholder Representative; provided, that no such consent by will be required so long as such amendment will not adversely affect the Rollover Shareholders in any material respect.

10.                               Other Covenants and Agreements.

(a)                                 Each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to (i) convey, transfer to and vest in Parent, and to put Parent in possession of, all of the applicable Rollover Shares in accordance with the terms of this Agreement, and (ii) to consummate and make effective any other transactions contemplated by this Agreement, including providing information and using reasonable best efforts to obtain all necessary or appropriate waivers, consents and approvals, and effecting all necessary registrations and filings.

(b)                                 Each Rollover Shareholder who is a PRC resident, as soon as practicable after the date hereof, shall submit an application to the State Administration of Foreign Exchange (“SAFE”) for the registration or amendment registration of his or her holding of Shares (whether directly or indirectly) in the Company in accordance with the requirements of the SAFE Circular 75 Rules and Regulations, if he or she is not in full compliance with such requirements, and shall further update his or her such registration as soon as practicable after the Closing.

(c)                                  Each Rollover Shareholder agrees and acknowledges that such Rollover Shareholder will (i) pay any Taxes and other amounts owed by him or her in connection with (x) the transactions described in the Merger Agreement and this Agreement and (y) compensation previously paid by the Company and its Affiliates to such Rollover Shareholder prior to the Effective Time (including Taxes owed by him or her in connection with the grant or conversion of vested but undelivered Company Restricted Shares, Company Restricted Share Units and Company Options) (such liabilities referred to in items (x) and (y), the “Tax Liabilities”); (ii) make any filings or registrations that are required in connection with any Tax Liabilities; and (iii) cooperate in good faith with Parent or its Affiliates as necessary to resolve any inquiries, claims or other issues that may be raised by a Governmental Authority in connection with such Tax Liabilities.

11.                               Disclosure.

(a)                                 The Rollover Shareholders, on the one hand, and Parent, on the other hand, shall not, and shall cause their respective Affiliates and Representatives not to, make any press release, public announcement or other public communication regarding the subject matter of this Agreement without the prior written consent of the other party, except to the extent that (i) a party may disclose to its Representatives as such party reasonably deems necessary to give effect to or enforce this Agreement but only on a confidential basis; (ii) if required by law or a court of competent jurisdiction, the SEC, the NASDAQ or another regulatory body or international stock exchange having jurisdiction over a party or pursuant to whose rules and regulations such disclosure is required to be made, including any required Schedule 13D filings and in connection therewith, the disclosure of this Agreement, but only as far as practicable and lawful after the form and terms of that disclosure have been notified to the other party and the other party has had a reasonable opportunity to comment on the form and terms of disclosure, in each case, to the extent reasonably practicable; or (iii) if the information is publicly available other than through a breach of this Agreement by a party or its Representatives.

(b)                                 Each Rollover Shareholder (i) consents to and authorizes the publication and disclosure by Parent or its Affiliates of such Rollover Shareholder’s identity and ownership of the Shares and the existence and terms of this Agreement (including, for the avoidance of doubt, the disclosure of this Agreement) and any other information, in each case, that Parent reasonably determines in its good faith judgment is required to be disclosed by Law in any press release, any other disclosure document in connection with the Merger Agreement and any filings with or notices to any Governmental Authority in connection with the Merger Agreement (or the transactions contemplated thereby), but only as far as practicable and lawful after the form and terms of that disclosure have been notified to the Rollover Shareholder Representative and the Rollover Shareholder Representative has had a reasonable opportunity to comment on the form and terms of disclosure, and (ii) agrees promptly to give to Parent or its Affiliates any information they may reasonably request concerning such Rollover Shareholder for the preparation of any such documents.

12.                               Termination.  This Agreement and the obligations of the Rollover Shareholders hereunder will terminate immediately upon the valid termination of the Merger Agreement in accordance with its terms; provided, that the provisions set forth in Section 11, this Section 12 and Section 13 shall survive the termination of this Agreement; provided, further, that the Rollover Shareholders shall continue to have liability for breaches of this Agreement prior to the termination of this Agreement.  If for any reason the Merger contemplated by the Merger Agreement fails to occur but the Contribution Closing has already taken place, then Parent shall promptly return the Rollover Shares Documents to the Rollover Shareholders at their respective addresses set forth on Schedule A and take all such actions as are necessary to restore each such Rollover Shareholders to the position he or she was in with respect to ownership of the Rollover Shares prior to the Contribution Closing.

13.                               Miscellaneous.

(a)                                 Entire Agreement. This Agreement (together with the Merger Agreement, the Voting Agreement, and the Consortium Agreement) constitutes the entire agreement, and supersedes all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

(b)                                 Assignment; Successors.  Subject to Section 6(c), neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.

(c)                                  Amendment; Modification and Waiver.  Subject to Section 6(c), this Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed on behalf of each party hereto and otherwise as expressly set forth herein.  No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

(d)                                 Survival of Representations and Warranties.  All representations and warranties of the Rollover Shareholders or by or on behalf of Parent in connection with the transactions contemplated by this Agreement contained herein shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of Parent or the Rollover Shareholders, and the issuance of the Parent Shares.

(e)                                  Interpretation.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  When reference is made to an Article or Section, such reference is to an Article or Section of this Agreement unless otherwise indicated.  References to sums of money are expressed in lawful currency of the U.S. and “$” refers to U.S. dollars.  The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.  All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein.  The words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement.  For purposes of this Agreement, “beneficially owns”, “beneficial owner” or “beneficial ownership” with respect to any securities means having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act).

(f)                                   Statutory Provisions.  All references to statutes, statutory provisions, enactments, directives or regulations shall include references to any consolidation, reenactment, modification or replacement of the same, any statute, statutory provision, enactment, directive or regulation of which it is a consolidation, re-enactment, modification or replacement and any subordinate legislation in force under any of the same from time to time.

(g)                                  Recitals and Schedules.  References to this Agreement include the recitals and schedules which form part of this Agreement for all purposes.  References in this Agreement to the parties are references respectively to the parties and their legal personal representatives, successors and permitted assigns.

(h)                                 Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) upon confirmation of receipt after transmittal by facsimile (to such number specified below or another number or numbers as such Person may subsequently specify by proper notice under this Agreement), with a confirmatory copy to be sent by overnight courier, and (iii) on the next Business Day when sent by national overnight courier, in each case to the respective parties and accompanied by a copy sent by email (which copy shall not constitute notice). All notices hereunder shall be delivered to the addresses set forth below or, with respect to the Rollover Shareholders, on Schedule A, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(A)                               If to Parent:

BCP (Singapore) VI Cayman Acquisition Co. Ltd.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10054, USA

Attention: John G. Finley

Facsimile: +1 646 253 8983

The Blackstone Group (HK) Limited

Two International Finance Centre

Suite 901, 9th Floor, 8 Finance Street

Central, Hong Kong

Attention: Susannah Lindenfield

Facsimile: +852 3656 8601

with a copy (which shall not constitute notice) to:

Ropes & Gray
41st Floor, One Exchange Square
8 Connaught Place
Central, Hong Kong
Attention: James Lidbury and Gary Li
Facsimile: +852 3664 6588

Email:  james.lidbury@ropesgray.com and gary.li@ropesgray.com

(B)                               If to a Rollover Shareholder, in accordance with the contact information set forth next to such Rollover Shareholder’s name on Schedule A;

with a copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP

23rd Floor, Twin Towers West

B-12 Jianguomenwai Da Jie

Chaoyang District

Beijing 100022, China

Attention: W. Clayton Johnson and Ling Huang

Facsimile: +852 2160 1086; +852 2160 1087

Email: cjohnson@cgsh.com; lhuang@cgsh.com

(i)                                     Severability.  Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

(j)                                    Remedies; Enforcement.  (i) The parties hereto agree that this Agreement shall be enforceable by all available remedies at law or in equity (including specific performance). In the event any breach of this Agreement by any of the Rollover Shareholders (including any failure by the Rollover Shareholder to contribute the Rollover Shares to Parent in accordance with the terms of this Agreement) which has been the primary cause of a failure of any closing condition applicable to Parent, Midco and Merger Sub in the Merger Agreement or a termination right of the Company under the Merger Agreement, the breaching Rollover Shareholders shall, severally and not jointly, pro rata in proportion to the number of Rollover Shares held by such breaching Rollover Shareholder, (A) indemnify and hold harmless Parent, Midco, Merger Sub, the Sponsor, the Guarantors and their Affiliates (the “Parent Parties”) from the aggregate out-of-pocket damages (including all costs and expenses) incurred by any of them in connection therewith, including the amount of any termination fee paid or payable by Parent to the Company under the Merger Agreement and, without duplication, all amounts paid or payable under the Guarantee by the Guarantors and (B) reimburse all out-of pocket expenses incurred by any of the Parent Parties in connection with the transactions contemplated by the Merger Agreement and this Agreement, including the reasonable fees, expenses and disbursements of lawyers, accountants, consultants and other advisors retained by any of them in connection therewith, together with any costs of enforcement incurred by any of them in seeking to enforce such remedy against such breaching Rollover Shareholders; provided, that the foregoing monetary damages will be available to Parent only if Parent has performed in all material respects its obligations under this Agreement and the Merger Agreement, unless a failure to perform was primarily caused by the breach of the Rollover Shareholders under this Agreement. The breaching Rollover Shareholders shall pay or reimburse the Parent Parties within ten (10) Business Days following receipt of a written notice setting forth in reasonable detail the amount of any losses, damages, liabilities or expenses incurred by any of them. The foregoing shall be without prejudice to any rights and remedies otherwise available to a non-breaching party.  The parties hereto agree that the Parent Parties (excluding Parent) shall be third-party beneficiaries of this Section 13(j)(i).

(ii)                                  The Rollover Shareholders further acknowledge and agree that monetary damages would not be an adequate remedy in the event that any covenant or agreement of the Rollover Shareholders in this Agreement is not performed in accordance with its terms, and therefore agree that, in addition to and without limiting any other remedy or right available to Parent or its Affiliates, Parent and its Affiliates will have the right to an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically the terms and provisions hereof; provided, that such right of specific performance will be available to Parent only if Parent has performed in all material respects its obligations under this Agreement and the Merger Agreement, unless a failure to perform was primarily caused by the breach of the Rollover Shareholders under this Agreement. The Rollover Shareholders agree not to oppose the granting of such relief in the event a court determines that such a breach has occurred, and to waive any requirement for the securing or posting of any bond in connection with such remedy. All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by Parent or its Affiliates shall not preclude the simultaneous or later exercise of any other such right, power or remedy by Parent or its Affiliates.  Notwithstanding anything contrary in the foregoing, under no circumstances will Parent be entitled to both the monetary damages under Section 13(j)(i) and the right of specific performance under this Section 13(j)(ii).

(k)                                 No Third Party Beneficiaries.  Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except as specifically set forth in this Agreement (including Sections 10(c) and 13(j)(i)).

(l)                                     Governing Law; Jurisdiction; Venue.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice of law or other conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.  All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any New York state or federal court sitting in the Borough of Manhattan of the City of New York.  The parties hereto hereby (i) submit to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan of the City of New York for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (ii) irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts.

(m)                             Waiver of Jury Trial.  Each of the parties hereto hereby irrevocably waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions.  Each of the parties hereto (i) certifies that no Representative of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 13(m).

(n)                                 Expenses.  Other than otherwise provided for in this Agreement and the Consortium Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

(o)                                 Counterparts.  This Agreement may be executed in two or more counterparts (including by facsimile transmission or pdf), all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties; provided, however, that if any of the Rollover Shareholders fails for any reason to execute, or perform their obligations under, this Agreement, this Agreement shall remain effective as to all parties executing this Agreement.

(p)                                 Limitation on Liability. The obligation of each Rollover Shareholder under this Agreement is several (and not joint or joint and several).

(q)                                 No Presumption Against Drafting Party.  Each of the parties to this Agreement acknowledges that it has been represented by independent counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

[Signature page follows]

IN WITNESS WHEREOF, Parent and the Rollover Shareholders have caused to be executed or executed this Agreement as of the date first written above.

BCP (SINGAPORE) VI CAYMAN ACQUISITION CO. LTD.

By:	/s/ Eddy Huang
Name: Eddy Huang
Title: Director

/s/ Tiak Koon Loh
Tiak Koon Loh
On behalf of the Rollover Shareholders pursuant to Section 1.04 of the Consortium Agreement

Schedule A

Rollover Shareholder Name	Address Facsimile	Shares	Company Options	Company Restricted Shares	Company Restricted Share Units

Chris Shuning Chen	3/F Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China +86 10 8282 5058	2,521,092	200,000	—	519,255

Tiak Koon Loh	3/F Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China +86 10 8282 5058	165,621	899,766	1,117,085	500,000

David Lifeng Chen	3/F Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China +86 10 8282 5058	259,400	68,912	—	223,500

Jun Su	3/F Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China +86 10 8282 5058	30,600	78,400	78,378	20,000

He Jin	3/F Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China +86 10 8282 5058	—	12,182	30,467	80,000

Chu Tzer Liu	3/F Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China +86 10 8282 5058	653,700	33,606	32,630	—

Jian Wu	3/F Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China +86 10 8282 5058	14,450	36,643	—	84,288

Junbo Liu	3/F Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China +86 10 8282 5058	628	61,913	—	81,568

Jinsong Li	3/F Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China +86 10 8282 5058	54,776	164,892	28,677	40,000

Minggang Feng	3/F Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China +86 10 8282 5058	—	—	1,678	175,087